                                                               EXHIBIT 99(a)(5)

                        [GLOBAL INDUSTRIAL TECHNOLOGIES]



FOR IMMEDIATE RELEASE
INVESTOR CONTACT: GEORGE PASLEY                       MEDIA CONTACT: LARRY NANCE
V.P. COMMUNICATIONS                  MANAGER, CORPORATE RELATIONS/PUBLIC AFFAIRS
214-953-4510                                                        214-953-4518
WEB SITE: PRNEWSWIRE.COM/GIX

              GLOBAL INDUSTRIAL TECHNOLOGIES TO ACQUIRE A.P. GREEN
              ----------------------------------------------------

 -COMBINATION OF HARBISON-WALKER AND A.P. GREEN TO CREATE LEADING REFRACTORIES
  ---------------------------------------------------------------------------
BUSINESS IN WESTERN HEMISPHERE: GENERATE OPPORTUNITIES FOR ECONOMIES OF SCALE-
-----------------------------------------------------------------------------

-COMPANY ALSO SIGNS DEFINITIVE AGREEMENT FOR SALE OF INTOOL FOR $217.5MILLION-
----------------------------------------------------------------------------

DALLAS, TX, March 4, 1998 -- Global Industrial Technologies, Inc. (NYSE: GIX) announced today that it has signed a definitive agreement to purchase for cash all outstanding shares of A.P. Green Industries, Inc. (NYSE: APK) at $22 per share, or approximately $195 million. The Company also said it signed a definitive agreement for the previously announced sale of its Industrial Tool business to Cooper Industries (NYSE:CBE) of Houston, Texas, for $217.5 million.

"These transactions further our efforts to create one of the world's leading refractories companies, and sharpen our focus on industrial businesses in which we see strong opportunities for substantial future profit growth," said J.L. Jackson, Chairman and Chief Executive of Global Industrial Technologies. "A.P. Green also brings to Global an attractive and profitable lime business, which makes up 38% of their operating income and will provide product diversity after integration into our Minerals operation."

"With the sale of INTOOL for a price of approximately nine times EBITDA, we have created significant value, which we will redeploy into a major opportunity to expand the profit potential, and growth of our Harbison-Walker subsidiary," Jackson said. "The critical mass we will possess in that business, our proven ability to operate as a low-cost producer, and the economies of scale and synergies we expect to achieve as a result of the combination will help us generate enhanced returns from this business. As a result of these benefits, we expect our acquisition of Green to be modestly accretive to earnings in fiscal 1998, and significantly accretive to earnings in 1999 and beyond notwithstanding a restructuring charge associated with this transaction. Further, we expect profit contributions from this acquisition to build as we integrate Green's operations with Harbison-Walker's over the next two years. Once fully integrated, we believe that annual cost reductions in the range of $15-$20 million are achievable after an assumed potential 15% reduction of A.P. Green's sales."

"The decisions we announce today were arrived at following an extensive evaluation of our businesses both with resources within the Company and with outside consultants, together with a full review of all options that could help us deliver the greatest possible value to shareholders," continued Jackson. "Our major presence in the refractories market, together with our forged products business and its exciting new undercarriage operation, represent a solid core from which to build returns for shareholders."

Global's acquisition of Green, which will be effected by means of a tender offer, was approved unanimously by the Boards of Directors of both companies. The tender offer will commence within five business days and once initiated, will be open for 20 business days unless further extended. Global's tender offer is conditioned upon, among other things, customary regulatory approvals and there being validly tendered and not withdrawn at least a majority of the outstanding shares of A.P. Green. After the consummation of the tender offer, Global has agreed to acquire any of the remaining outstanding shares of Green pursuant to a second-step merger in which holders of such shares will receive $22 per share.

Juan Bravo, president of Harbison-Walker stated: "We are very excited about the prospects of the Harbison-Walker/Green operation. The combined business will operate plants in 6 countries around the world, with revenues of more than $650 million. We believe that together, the management and employees of the combined company can create significant value for Global shareholders."

Wasserstein Perella is the Financial Advisor for Global Industrial Technologies in its acquisition of A.P. Green. Offering materials will be available from the Information Agent, Georgeson & Company Inc. The depositary for the offer is Harris Trust and Savings Bank.

A.P. Green, with headquarters in Mexico, Mo., reported sales and operating revenues of $277.9 million last year. It has 22 plants located in the U.S., Canada, Mexico, Colombia, the U.K. and Indonesia, manufacturing refractory products used in the processing of steel and other metals, chemicals, glass, ceramics, paper and cement. A.P. Green also produces lime used in the manufacture of steel, aluminum, pulp and paper processing, soil stabilization for road construction, and water purification.

The Company expects to close its sale of INTOOL to Cooper Industries by the end of the calendar first quarter. INTOOL reported sales of $113.2 million and operating earnings of $19.7 million for 1997. Cooper is a global, diversified, manufacturer of electrical products, tools and hardware, and automotive products with 1997 revenues of

$5.3 billion. INTOOL will become a part of Cooper Power Tools Division. "From what was a small division of Dresser Industries, we have built a profitable and thriving business at INTOOL through internal growth, our 1995 acquisition of Rotor Tool, and our establishment of a new start-up division, ITD Automation," said Jackson. "We are pleased that the managers and employees of INTOOL are becoming part of a company that recognizes the value of INTOOL's brands, products and people and are committed to being a leader in the industrial tool business."

Global Industrial Technologies is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Its Harbison-Walker subsidiary operates 15 refractory plants in five countries, including the United States, Canada, Mexico, Chile and Germany.

Statements the Company may publish, including those in this announcement, that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks described from time to time in the Company's SEC reports including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.

                                      -3-